

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 5, 2009

Via U.S. Mail and Fax
Mr. Mark Lana
Chief Executive Officer
HS3 Technologies, Inc
1800 Boulder Street
Suite 600
Denver, CO   80211-6400

      RE: HS3 TECHNOLOGIES, INC.
            Form 10-KSB for the fiscal year ended June 30, 2008
            Filed October 8, 2008 and
            Form 10-Q for the quarter ended September 30, 2008
            Filed November 14, 2008
            File No. 001-32289

Dear Mr. Lana:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

            Sincerely,

            Larry Spirgel
            Assistant Director